For the annual period ended  9/30/99
File number 811-6677


                          SUB-ITEM 77 I


               Terms of New or Amended Securities



           On May 26, 1999, the Board of Directors approved three additional classes of shares for Prudential Index Series Fund - Prudential Stock Index Fund, namely, Class A, Class B and Class C shares. Class A shares are offered with at net asset value to investors of $1million or more, Class B shares are offered with a high contingent deferred sales charge (cdsc), Class C shares are offered with a low front end sales charge and low cdsc.